
N
W
E
S
Jaclyn North Zone
Jaclyn Main Zone
Jaclyn South Zone
Christopher Zone
48+00 E
50+00 E
53+00 E
55+00 E
5417500 mN
562500 mE
BL 50+00 N
BL 50+00 N
11033M
11034M
Buchans Highway
77
76
78
79
P94,95
P90,91
90
P97,98
P96
89
87,88
P92
84
83
85
86
80
81
82

Legend

82 — Completed Phase 3 hole

P76 — Planned Phase 3 hole

2002- 2007 Drillhole

Quartz Vein Zones

Pond

Drill Road

Stream

Road

Grid Line

CROSSHAIR EXPLORATION & MINING

GOLDEN PROMISE PROJECT

NTS 12A/16 and 02D/13

JACLYN DRILL PLAN

250 metres

UTM NAD27 Zone21

Sept 3, 2007